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                                   EXHIBIT 99.A

December 19, 1997

Board of Directors
ICF Kaiser International, Inc.

Ladies and Gentlemen:

     Tennenbaum & Co., LLC, is one of the largest shareholders of ICF Kaiser International, Inc. (the "Company"), currently owning beneficially almost 10% of the outstanding common stock. Enclosed is the schedule 13D filing we filed pursuant to the Securities Exchange Act of 1934.

     As your management is aware, we believe that the Company has substantial unrealized growth and earnings potential. However, realization of such potential requires a substantial change in the Company's operations and capital structure. The recent increase in the Company's bank line merely restores the bank line to its prior level. Earlier this year, we made several proposals to assist the Company in accomplishing these objectives, which were rejected and withdrawn.

     Regrettably, the Company has failed to address its operating and capital needs; and the results of operations have been increasingly unsatisfactory. In April, the Company projected 1997 earnings of $.25 per share, including earnings of $.04 in Q1, $.06 in Q2, $.07 in Q3 and $.08 in Q4. Actual earnings for the nine months ended September 30, 1997 were only $.01 per share, 94% below the projections. Furthermore, the Company has failed to win several large contracts that it stated were "Key Long Term Prospects." Since the Company has neither reduced costs substantially nor won enough large engineering and construction contracts, we see no likelihood that 1998 earnings will be satisfactory.

     Unfortunately, the Company's current problems are even more widespread than this year's missed earnings projections and new business shortfalls. The Company's balance sheet is extremely weak and invites criticism by both customers and competitors, impairing the Company's ability to win jobs for which it would otherwise be qualified. The Company badly needs greater financial strength, including a refinancing, in order to (a) reduce its cost of capital and (b) effectively compete with its large competitors, all of which are better capitalized.

     Our conclusions regarding the Company's problems appear to be shared by a number of your other important stakeholders, Board members, employees and other shareholders. Three prestigious Board members departed in the last year. Key employees have been departing and the Company's competitive strength is being eroded. No research analysts follow your stock, which limits its upside. Your stock would be under $2 per share were it not for our purchases.
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     It has become apparent that the best remaining opportunity for the Company to realize value for its shareholders is to combine with a strategic partner at a valuation of the Company's stock at approximately $5.00 per share. We request that you commence immediately, and publicly announce, a process to achieve such a combination. We are willing to assist the Board as an advisor should you require our services. We believe that your fiduciary obligations would be well-served by such a process; we are certain that your shareholders would support it.
     With diligent effort, a business combination could be presented for approval by shareholders at the 1998 Annual Meeting. If such a proposal is not forthcoming, we nevertheless believe shareholders should have the opportunity to express their views on this subject of fundamental importance. Therefore, please treat this as a formal request that management include, in its proxy statement and proxy card, an opportunity for shareholders to vote on the following resolution:

     RESOLVED, that the interests of this corporation and its shareholders will best be served through a business combination of this corporation with another company; and

     FURTHER RESOLVED, that the Board of Directors is hereby requested to approve, and present for stockholder approval, such a business combination at the earliest time practicable.

     Of course, if a business combination is presented for approval at the Annual Meeting, we will be pleased to discuss withdrawal of this resolution.

                              Sincerely,

                              TENNENBAUM & CO., LLC

                              By /s/ Michael E. Tennenbaum
                                 -------------------------
                                   Michael E. Tennenbaum
                                   Managing Member